EXHIBIT 12.1

EOG RESOURCES, INC.

Computation of Ratios of Earnings to Fixed Charges and

Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In Thousands)

(Unaudited)

	Nine Months Ended September 30,		Year Ended December 31,
	2015		2014	2013	2012	2011	2010
EARNINGS AVAILABLE FOR FIXED CHARGES:
Net Income (Loss)	$(4,240,219)		$2,915,487	$2,197,109	$570,279	$1,091,123	$160,654
Less: Capitalized Interest	(32,922)		(57,170)	(49,139)	(49,702)	(57,741)	(76,300)
Add: Fixed Charges	266,902		337,762	348,399	323,965	315,702	237,590
Income Tax Provision (Benefit)	(2,282,511)		2,079,828	1,239,777	710,461	818,676	247,322

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$(6,288,750)		$5,275,907	$3,736,146	$1,555,003	$2,167,760	$569,266

FIXED CHARGES:
Interest Expense	$166,705		$193,171	$226,721	$205,789	$197,572	$125,073
Capitalized Interest	32,922		57,170	49,139	49,702	57,741	76,300
Capitalized Expenses Related to Indebtedness	7,695		8,287	8,739	7,763	12,791	4,513
Rental Expense Representative of Interest Factor	59,580		79,134	63,800	60,711	47,598	31,704

TOTAL FIXED CHARGES	$266,902		$337,762	$348,399	$323,965	$315,702	$237,590
Preferred Stock Dividends on a Pre-tax Basis	—		—	—	—	—	—

COMBINED TOTAL FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$266,902		$337,762	$348,399	$323,965	$315,702	$237,590

RATIO OF EARNINGS TO FIXED CHARGES	(23.56	)(1)	15.62	10.72	4.80	6.87	2.40

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	(23.56	)(1)	15.62	10.72	4.80	6.87	2.40

(1)	For the nine months ended September 30, 2015, total fixed charges exceeded total earnings available for fixed charges by $6.6 billion, primarily due to impairment charges recorded in the third quarter of 2015 with respect to our proved oil and gas properties and related assets.